UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of October 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding


Non-Executive Directors' Share Purchase Plan


Below are details of purchases of ordinary shares and ADRs made on Friday, 28 September 2007 under the Non-Executive Directors' Share Purchase Plan:-


Name of    No. of      Percentage of Price    Total Holding    Total Percentage
Director   Shares      Issued Stock  per      Following        Following
           Purchased   %             Share   Notification     Notification %
                                      GBP

David          286       0.00004     GBP7.65         1,916             0.00024
Arculus

Lord           286       0.00004     GBP7.65         8,055             0.00100
Burns

Ken            286       0.00004     GBP7.65         6,865             0.00085
Hydon



Name of    No. of     Percentage of Price per Total Holding    Total Percentage
Director   ADRs       Issued Stock  ADR $     Following        Following
           Purchased  %                       Notification     Notification %

Susan         384       0.00005    $15.33         4,893             0.00061
Fuhrman



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 01 October 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary